Dear Fellow Koios Medical Shareholders,

Tuesday evening during a Special Meeting, our Board of Directors approved a revised structure for the Series CF Financing, including a revised Fourth Amended and Restated Certificate of Incorporation. Under this revised structure, certain stockholders and noteholders of the Company will be exchanging some of their recently purchased shares for, or converting their debt into, shares of Series CF-1 Preferred Stock. In addition, early participants in the Series CF Financing will have the opportunity to purchase shares of Series CF-2 Preferred Stock (at a discounted share price), and later participants in the Series CF Financing will receive CF-3 Preferred Stock.

An important point and advantage of this change (*from the recently distributed Certificate of Incorporation*) is rather than requesting that all shareholders waive their right of first offer, you are now offered a right of first refusal (ROFR) to participate in the Series CF Financing. You now have the option to invest in Series CF-2 Preferred Stock at a discounted price ($4.25/share), in advance of the CF-3 Preferred Stock being offered through the Regulation CF (www.WeFunder.com/koios) capital raise. We have already set up a "Friends Invest First" campaign and by way of this message you are eligible to purchase shares in the Company at a discounted price to the broader Regulation CF Financing. Simply select Subscription or No Subscription on the Notice of Issuance of Series CF-2 Preferred Stock and we will coordinate.

The terms of the Financing and the recently distributed Certificate of Incorporation generally remain the same other than as outlined above. All shares of the Series CF Preferred will be junior to the outstanding Preferred A and B Stock.

Accordingly, we request that you sign the attached Action By Written Consent to (i) approve the Fourth Amended and Restated Certificate of Incorporation and (ii) either waive your right of first offer or subscribe with respect to the Series CF Financing. Please let us know if you have any questions.

Thank you very much for your continued support.

Regards,

Chad and Graham